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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       SECURITY CAPITAL GROUP INCORPORATED
                       -----------------------------------
                                (Name of Issuer)

                      CLASS B COMMON STOCK, PAR VALUE $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                    81413P204
                                 ---------------
                                  CUSIP Number


                             SCPG Holdings Pte. Ltd.
                          250 North Bridge Road #38-00
                               Raffles City Tower
                               Singapore 179101.
                                 011-65-330-8806
                                 with a copy to:

                             Timothy G. Hoxie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                        San Francisco, California   94104
                                 (415) 772-6052
                  --------------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                               SEPTEMBER 23, 1997
                        --------------------------------
                          (Date of Event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                       /  /

                               (Page 1 of 9 pages)

CUSIP No. 81413P204                    13D


          1)   Name of Reporting Persons:

                    SCPG Holdings Pte. Ltd.
-------------------------------------------------------------------------------

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  /XX/ -----------------------------------------------------------


          (b)  /  / -----------------------------------------------------------

-------------------------------------------------------------------------------

          3)   SEC Use Only
                               ------------------------------------------------
-------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions):  WC
-------------------------------------------------------------------------------

          5)  /  /       Check if Disclosure of Legal proceedings
                         is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization: Singapore
-------------------------------------------------------------------------------

   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  3,819,709
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power: 3,819,709
-------------------------------------------------------------------------------

         11)   Aggregate Amount Beneficially Owned by Each
               Reporting Person:  3,819,709
-------------------------------------------------------------------------------

         12)  /  /   Check if the Aggregate Amount in Row (11)
                     Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              16.9%
-------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  CO
-------------------------------------------------------------------------------

                               (Page 2 of 9 pages)

CUSIP No. 81413P204                    13D

          1)   Name of Reporting Persons:

                    Government of Singapore Investment Corporation (Realty) Pte. Ltd.

-------------------------------------------------------------------------------

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  /XX/ -----------------------------------------------------------

          (b)  /  / -----------------------------------------------------------

-------------------------------------------------------------------------------

          3)   SEC Use Only
                            ---------------------------------------------------
-------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions):  OO
-------------------------------------------------------------------------------
          5)   /  /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization: Singapore
-------------------------------------------------------------------------------

   Number              7)  Sole Voting Power:  -0-
     of               ---------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  3,819,709
   Owned              ---------------------------------------------------------
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ---------------------------------------------------------
  Person
   With               10)  Shared Dispositive Power: 3,819,709
-------------------------------------------------------------------------------

         11)   Aggregate Amount Beneficially Owned by Each
               Reporting Person:  3,819,709
-------------------------------------------------------------------------------

         12)   /  / Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              16.9%
-------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  OO
-------------------------------------------------------------------------------

                               (Page 3 of 9 pages)

CUSIP No. 81413P204                    13D

     Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Class B Common Stock, $0.01 par value (the "Common Stock"), of Security Capital Group Incorporated (the "Issuer"), a corporation incorporated under the laws of Maryland, the principal executive offices of which are located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501.

     Item 2.   IDENTITY AND BACKGROUND.


I.   (a)  SCPG Holdings Pte. Ltd. ("SCPG") , a Singapore corporation.

     (b)  250 North Bridge Road #38-00
          Raffles City Tower
          Singapore 179101.

     (c)  Investments.

     (d)  None.

     (e)  None

     The names, business addresses, present principal occupations and citizenships of the directors and officers of SCPG are set forth on Appendix 1 hereto.

II. (a) Government of Singapore Investment Corporation (Realty) Pte. Ltd. ("GSIC"), an agency of the Government of Singapore which controls SCPG.

     (b)  250 North Bridge Road #38-00
          Raffles City Tower
          Singapore 179101.

     (c)  Real estate investments for the Government of Singapore

     (d)  None

     (e)  None

     GSIC is beneficially owned by the government of Singapore.

                               (Page 5 of 9 pages)

CUSIP No. 81413P204                    13D


     During the last five years none of the Reporting Persons, nor any of the directors or officers identified in Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 23, 1997, SCPG acquired 3,819,709 shares of Class B Common Stock of the Issuer (the "Shares") from the underwriters in the initial public offering of the Shares (the "Offering") for an aggregate purchase price of $99,999,982 or $26.18 per share. The funds used by SCPG to pay the purchase price were capital contributions made by GSIC. The purchase price was paid in cash.

     Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired and currently hold the Shares for investment purposes. Depending on market and other conditions, all and/or any of the Reporting Persons may continue to hold the Shares, acquire (subject to the Issuer's ownership restrictions) additional shares of Common Stock, or dispose of all or a portion of the Shares they now own or Common Stock they may hereafter acquire. Except as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; it is noted, however, that SCPG has acquired voting securities of Security Capital Preferred Growth Incorporated, an entity which is a private real estate company formed by the Issuer which is advised by a wholly-owned subsidiary of the Issuer, in an amount of $10,000,000, and has committed to acquire an additional $40,000,000 in the same company.

                               (Page 6 of 9 pages)

CUSIP No. 81413P204                    13D


     Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)     The aggregate number of shares and percentage of Class B
Common Stock of the Issuer (based upon the number of shares of Class B Common Stock offered to the public in the Issuer's Offering as shown in the Issuer's Prospectus dated September 17, 1997) beneficially owned by each person named in
Item 2 is set forth in the following table:



---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                              No. of Shares
                              Beneficially   Percentage        Power to Vote            Power to Dispose
Person                           Owned       of Class       Sole          Shared      Sole         Shared
---------------------------------------------------------------------------------------------------------
SCPG                           3,819,709        16.9%       0.00       3,819,709      0.00      3,819,709
---------------------------------------------------------------------------------------------------------
GSIC                           3,819,709        16.9%       0.00       3,819,709      0.00      3,819,709
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

     Each of SCPG and GSIC share power to vote and to dispose of the 3,819,709 Shares beneficially owned by them with each other.

     The Reporting Persons note that, unless otherwise required by Maryland law, the holders of Class A Common Stock of the Issuer and Class B Common Stock vote together as a single class with respect to all matters submitted to the vote of stockholders, including the election of directors. While holders of Class A are entitled to one vote per share, holders of Class B Common Stock are entitled to one two-hundredth (1/200th) of a vote for each Class B share held of record. Consequently, the voting power that the Reporting Persons are entitled to exercise voting together as a single class with the Class A Common Stock corresponds to approximately 1.3% of the combined voting power of the Class A and Class B Common Stock.

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as described in Item 3 and 4 above.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Common Stock of the Issuer held by the Reporting Persons.

     (e)  Not applicable.

                               (Page 7 of 9 pages)

CUSIP No. 81413P204                    13D

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 10, 1997 SCPG and the Issuer entered into a Letter Agreement re: Expression of Interest to purchase shares of Class B Common Stock of Security Capital Group Incorporated by SCPG Holdings Pte. Ltd. (the "Letter Agreement".) The Letter Agreement provides for a 210 day lock-up period during which SCPG cannot sell any of the Shares without the approval of the Issuer.
The Letter Agreement also provides for indemnification by each of the Issuer and SCPG with respect of third party claims relating to the Offering. The Letter Agreement also provides that if SCPG decides to sell any of the Shares, the Issuer will make available Security Capital Markets Group Incorporated, a wholly-owned subsidiary of the Issuer, to assist with such sale if requested by the Reporting Persons.

     On September 10, 1997 the Issuer and SCPG entered into a Registration Rights Agreement giving SCPG the right to require the Issuer to register for sale to the public, subject to certain conditions, shares of the Issuer's Series B Common Stock acquired by SCPG.

     Any descriptions of the Letter Agreement and Registration Rights Agreement are qualified in their entirety by the complete texts of such documents, copies of which are attached hereto as Exhibits 7(2) and 7(3).

     Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or officers of the Reporting Persons identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, guarantees of profits or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(1)   Power of Attorney of GSIC dated October 2, 1997.
Exhibit 7(2)   Letter Agreement dated as of September 10, 1997
Exhibit 7(3)   Registration Rights Agreement dated as of September 10, 1997

                               (Page 8 of 9 pages)

CUSIP No. 81413P204                    13D


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                    SCPG HOLDINGS PTE. LTD.,
                    a Singapore Corporation


                    By: /s/ GUY TCHEAU
                        ------------------------------
                    Title: DIRECTOR
                           ---------------------------

                    GOVERNMENT OF SINGAPORE INVESTMENT
                    CORPORATION (REALTY) PTE. LTD.,
                    a Singapore corporation,
                    by SCPG HOLDINGS PTE. LTD.,
                    its attorney-in-fact


                    By: /s/ GUY TCHEAU
                        ------------------------------
                    Title: DIRECTOR
                           ---------------------------

Dated:  October 3, 1997

                               (Page 9 of 9 pages)

CUSIP No. 81413P204                    13D

                                   APPENDIX 1


                             SCPG HOLDINGS PTE. LTD.

                        DIRECTORS AND EXECUTIVE OFFICERS


                                             Present Principal
Name and Business Address(1)  Title          Occupation or Employment
----------------------------  -----          ---------------------------

Kwok Wai Keong                Director       Regional Manager,
250 North Bridge Road #38-00                 Government of Singapore Investment
Raffles City Tower                           Corporation Pte. Ltd
Singapore 179101


Seek Ngee Huat                Director       Director of Real Estate,
250 North Bridge Road #38-00                 Government of Singapore
Raffles City Tower                           Investment Corporation Pte. Ltd
Singapore 179101

S. Bradford Child             Director       Senior Investment Manager, GSIC
c/o GSIC Realty Corporation
255 Shoreline Drive,
Suite 600
Redwood City,
California 94065

Guy Tcheau                    Director       Regional Manager, GSIC
c/o GSIC Realty Corporation
255 Shoreline Drive,
Suite 600
Redwood City,
California 94065


Mok Yee Yin                   Secretary      Manager, Government of
250 North Bridge Road 38-00                  Singapore Investment Corporation
Raffles City Tower                           Pte. Ltd
Singapore 179101


Deanna Ong                    Secretary      Senior accountant,
250 North Bridge Road 38-00                  Government of Singapore Investment
Raffles City Tower                           Corporation Pte. Ltd
Singapore 179101


(1) Each of Messrs. Kwok Wai Keong, Seek Ngee Huat, Guy Tcheau and Ms. Deanna Ong are Singapore citizens; Ms. Mok Yee Yin is a Malaysian citizen; Messrs
     S. Bradford Child is a U.S. citizen.

CUSIP No. 81413P204                    13D


                                LIST OF EXHIBITS


Exhibit No                         Description                             Page
----------                         -----------                             ----

7(1)      Power of Attorney of GSIC dated October 2, 1997.
7(2)      Letter Agreement dated as of September 10, 1997
7(3)      Registration Rights Agreement dated as of September 10, 1997